Exhibit 99.1

Oncolytics Biotech® to Present at the Oncolytic Virotherapy Summit

Dr. Matt Coffey, Oncolytics' President & Chief Executive Officer, to present on the clinical progress of using reovirus as an immuno-oncology viral agent to treat cancer

CALGARY and SAN DIEGO, CA, Dec. 4, 2017 /CNW/ - Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF) (Oncolytics or the Company), a biotech company developing REOLYSIN®, also known as pelareorep, an intravenously delivered immuno-oncolytic virus that activates the innate and adaptive immune systems to turn 'cold' tumors 'hot', today announced that it will present at the Oncolytic Virotherapy Summit.  Dr. Matt Coffey, Oncolytics' President and Chief Executive Officer, will present on Wednesday, December 6 at 11:00 a.m. ET as part of a panel presentation and then present specifically on pelareorep in a Clinical Case Study presentation at 2:30 p.m. ET on the same day.  The conference takes place on December 5th, 6th and 7th in Miami, Florida.

"The Oncolytic Virotherapy Summit offers us another opportunity to highlight our extensive experience with pelareorep in the clinic and to illustrate its ability to induce an inflamed tumor phenotype amongst our peers and for potential partners," said Dr. Coffey. "Our clinical experience with pelareorep has led us to favorable feedback from the FDA following our end-of-phase 2 meeting which helps us define a clear regulatory path in metastatic breast cancer and a single 400-patient phase 3 registration study. Our phase 3 protocol will be made available following evaluation and completion of discussions with clinical advisors, potential partners and the EMA."

The panel presentation: "How Can We Improve The Efficacy of Oncolytic Virotherapies?", also including management from PsiOxus Therapeutics, Vyriad and Replimune Group, will cover:

•	Viral modulation of the tumor microenvironment
•	Increasing the viral impact with activated immune responses
•	Combination drug therapies to stimulate the immune response and prevent immunosuppression
•	Viral delivery for largest impact

Dr. Coffey's individual presentation: "Clinical Progress and Robust Safety Findings of Using Reovirus as an Immuno-Oncology Viral Agent to Treat Cancer", will highlight:

•	The role of REOLYSIN in the activation of the immune system and the induction of an inflamed tumor phenotype in the tumor microenvironment
•	Overall survival data from the Company's randomized phase 2 metastatic breast cancer study
•	The largest pooled safety database of any oncolytic virus

About REOLYSIN/Pelareorep
REOLYSIN, also known as pelareorep, is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype – turning 'cold' tumors 'hot' – through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic; the anticipated benefits of the formation of the Scientific Advisory Board to the Company; the composition of the Scientific Advisory Board; the Company's plans regarding its first registration study in metastatic breast cancer and studies in combination with checkpoint inhibitors and IMiD therapies in solid and hematological malignancies; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2017/04/c3163.html

%CIK: 0001129928

For further information: Investor Relations & Company Contact: Michael Moore, Vice President, Investor Relations & Corporate Communications, 858-886-7813, mmoore@oncolytics.ca; Media Contact: Mark Corbae, Canale Communications, 619-849-5375, mark@canalecomm.com

CO: Oncolytics Biotech Inc.

CNW 07:00e 04-DEC-17